Exhibit 99.1

NOTE INDENTURE

between

ENTERRA ACQUISITION CORP.

(To be Renamed Enterra Energy Corp.)

and

OLYMPIA TRUST COMPANY

Dated as of November 25, 2003

PROVIDING FOR THE ISSUE OF UNSECURED SUBORDINATE NOTES
OF ENTERRA ACQUISITION CORP.

McCarthy Tétrault LLP

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	5
1.3 Meaning of “Outstanding”	6
1.4 Day Not a Business Day	6
1.5 Accounting Principles	7
1.6 Interest Calculation	7
1.7 Governing Law	7

ARTICLE 2 THE NOTES	7
2.1 Issue of Notes	7
2.2 Terms of Series A Notes	7
2.3 Payment of Interest	8
2.4 Deferral of Interest Payment Date	8
2.5 Notice of Deferral	9
2.6 Share Payment Election	9
2.7 Form and Signatures of Notes	11
2.8 Certification	11
2.9 Notes to Rank Pari Passu	11
2.10 Registration of Notes	11
2.11 Persons Entitled to Payment	12
2.12 Withholding or Deduction of Canadian Taxes	13
2.13 Mutilation, Loss, Theft or Destruction	14
2.14 Exchanges of Notes	14
2.15 Transfer	15
2.16 Option of Holder as to Place of Payment	15
2.17 Trustee Not Bound to Make Enquiries	15
2.18 Creation and Issue of Additional Notes	15
2.19 Extension of Maturity Date	16

ARTICLE 3 COVENANTS OF THE COMPANY	16
3.1 Positive Covenants	16
3.2 Limitation on Transactions During Deferral Period or Event of Default	16
3.3 Trustee May Perform Covenants	17
3.4 To Pay Trustee’s Remuneration	17
3.5 Negative Covenant	17

ARTICLE 4 REDEMPTION OF NOTES	17
4.1 Redemption of Notes by the Corporation	17
4.2 Notice of Redemption	17
4.3 Notes Due on Redemption Dates	18
4.4 Deposit of Redemption Moneys	18
4.5 Failure to Surrender Notes Called for Redemption	18
4.6 Cancellation of Notes	18
4.7 Surrender of Notes for Cancellation	18

ARTICLE 5 SUBORDINATION OF THE NOTES	19
5.1 Agreement to Subordinate	19
5.2 Distribution on Insolvency or Winding-Up	19
5.3 Subrogation of Notes	20
5.4 No Payment to Holders if Event of Default under Senior Indebtedness	21
5.5 Authorization of Holders to Trustee to Effect Subordination	21
5.6 Knowledge of Trustee	22
5.7 Trustee May Hold Senior Indebtedness	22

- ii -

5.8 Rights of Holders of Senior Indebtedness Not Impaired	22
5.9 Altering the Senior Indebtedness	22

ARTICLE 6 DEFAULT	22
6.1 Events of Default	22
6.2 Acceleration of Maturity, Rescission and Annulment	24
6.3 Control by Holders	25
6.4 Remedies Blockage Period	25
6.5 Remedies Not Exclusive	25
6.6 Costs	25
6.7 Delay	25
6.8 No Recourse Against Other Parties	25
6.9 Notice of Events of Default	25
6.10 Waiver of Default	26
6.11 Enforcement by the Trustee	26
6.12 No Suits by Holders	27
6.13 Application of Monies by Trustee	27
6.14 Distribution of Proceeds	28
6.15 Judgment Against the Corporation	28

ARTICLE 7 SATISFACTION AND DISCHARGE	28
7.1 Payment of Principal Amount	28
7.2 Non-Presentation of Notes	28
7.3 Repayment of Unclaimed Monies	29
7.4 Discharge	29

ARTICLE 8 SUCCESSOR ENTITIES	29
8.1 Successor Entities	29
8.2 Vesting of Powers in Successor Entity	30

ARTICLE 9 MEETINGS OF HOLDERS	30
9.1 Right to Convene Meeting	30
9.2 Notice of Meetings	30
9.3 Chairman	30
9.4 Quorum	30
9.5 Power to Adjourn	31
9.6 Show of Hands	31
9.7 Poll	31
9.8 Voting	31
9.9 Regulations	31
9.10 Persons Entitled to Attend Meetings	32
9.11 Powers Exercisable by Extraordinary Resolution	32
9.12 Meaning of “Extraordinary Resolution”	33
9.13 Powers Cumulative	34
9.14 Minutes	34
9.15 Instrument in Writing	34
9.16 Binding Effect of Resolutions	34
9.17 Evidence of Rights of Holders	34
9.18 Series Meetings	35

ARTICLE 10 NOTICES	35
10.1 Notice to the Corporation and to Holders	35
10.2 Notice to Trustee	36
10.3 Receipt of Notices	36

- iii -

ARTICLE 11 CONCERNING THE TRUSTEE	36
11.1 No Conflict of Interest	36
11.2 Replacement of Trustee	36
11.3 Duties of Trustee	37
11.4 Reliance Upon Declarations	38
11.5 Evidence and Authority to Trustee	38
11.6 Certificate of the Corporation as Evidence	39
11.7 Experts, Advisers and Agents	39
11.8 Trustee May Deal in Notes	40
11.9 Investment of Monies Held by Trustee	40
11.10 Trustee Not Ordinarily Bound	40
11.11 Trustee Not Required to Give Security	40
11.12 Trustee Not to be Appointed Receiver	40
11.13 Trustee Not Bound to Act on Company’s Request	40
11.14 Conditions Precedent to Trustee’s Obligations to Act Hereunder	41
11.15 Authority to Carry on Business	41
11.16 Acceptance of Trust	41
11.17 Survival of Indemnities	41

ARTICLE 12 SUPPLEMENTAL INDENTURES	41
12.1 Supplemental Indentures	41

ARTICLE 13 FORM OF SERIES A NOTE	42
13.1 Form of Series A Note	42

ARTICLE 14 EXECUTION AND FORMAL DATE	43
14.1 Execution	43
14.2 Formal Date	43

NOTE INDENTURE

This Note Indenture is dated as of November 25, 2003

BETWEEN:

ENTERRA ACQUISITION CORP., a corporation incorporated pursuant to the laws of the Province of Alberta (the “Corporation”)

AND:

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta (the “Trustee”)

RECITALS:

A.	Pursuant to the Arrangement, the Corporation is desirous of issuing the Series A Notes to be constituted and issued as provided for by this Note Indenture;

B.	The Corporation is also desirous of facilitating future investment in the Corporation by providing for the creation and issuance of further Notes as provided for by this Note Indenture;

C.	The Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided;

D.	All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture is legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

E.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a)	“Additional Notes” means Notes of any one or more series, other than the Series A Notes.

(a)	“Additional Series A Notes” has the meaning set out in section 2.2(c).

(b)	“Arrangement” means the proposed plan of arrangement involving the Corporation, Enterra Energy Trust, Enterra Energy Commercial Trust, Big Horn Resources Ltd., Enterra Sask Ltd. and Enterra and all other matters in respect thereof or incidental thereto as summarized in the “Notice of Special Meeting of Shareholders” and accompanying “Information Circular and Proxy Statement of Enterra Energy Corp.” dated October 24, 2003.

(c)	“business day” means a day other than a Saturday, Sunday or any other day on which banking institutions in Calgary, Alberta are permitted or required by applicable law, regulation or executive order to close.

(d)	“Canadian Taxes” means any and all present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax.

(e)	“Certificate of the Corporation” and “Written Direction of the Corporation” mean, respectively, a written certificate and direction signed in the name of the Corporation by the Chairman of the Board, the President, any Vice President or the Secretary of the Corporation and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee.

(f)	“Certified Resolution” means a copy of a resolution of the Corporation certified by the Secretary or an Assistant Secretary of the Corporation or any other officer designated by the Chairman of the Board or President of the Corporation for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification.

(g)	“Common Shares” means the common shares in the capital of the Corporation, any other securities into which such common shares may be converted, exchanged, reclassified, redesignated, subdivided, consolidated or otherwise changed from time to time, and any securities of any successor corporation to or corporation continuing from the Corporation that such common shares or other securities may be changed into or become as a result of any amalgamation, continuance, merger, consolidation, plan of arrangement or reorganization, statutory or otherwise.

(h)	“Corporation” means Enterra Acquisition Corp. and includes any successor corporation to or of the Corporation which shall have complied with the provisions of Article 8.

(i)	“Corporation’s Auditors” or “Auditors of the Corporation” means an independent firm of chartered accountants duly appointed as auditors of the Corporation.

(j)	“Counsel” means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates.

(k)	“Creditor Proceedings” means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Corporation or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of the Corporation, or any bulk sale of assets by the Corporation, or proceedings in relation to any of the foregoing.

(l)	“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

(m)	“Deferral Period” has the meaning set out in section 2.4.

(n)	“Deferred Interest” has the meaning set out in section 2.4.

(o)	“Designated Senior Indebtedness” means: (i) the principal (including redemption payments), premium, if any, interest and other payment obligations in respect of (A) indebtedness of the Corporation for money borrowed and (B) indebtedness evidenced by debentures, bonds, notes or other similar instruments issued by the Corporation, including any such securities issued under any indenture or other instrument to which the Corporation is a party (including, for the avoidance of doubt, indentures pursuant to which unsubordinated debentures have been or may be issued); (ii) all capital lease obligations of the Corporation; (iii) all obligations of the Corporation issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Corporation, all hedging agreements and agreements of a similar nature thereto and all agreements relating to any such agreements, and all obligations of the Corporation under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of the Corporation for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which the Corporation is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (iv) above of other persons secured by any lien on any property or asset of the Corporation (whether or not such obligation is assumed by the Corporation), except for, (a) any such indebtedness that contains express terms, or is issued under an indenture or other instrument which contains express terms, providing that it is subordinate to or ranks pari passu with the Notes, and (b) any indebtedness between the Corporation and its affiliates and which obligations of the type referred to in clauses (i) to (vi) above (except those of the type referred to in subclauses (a) and (b)) have been designated as Designated Senior Indebtedness by the Corporation in the agreement or instrument by which such Designated Senior Indebtedness is assumed, created or incurred by the Corporation or pursuant to which the liability of the Corporation for such Designated Senior Indebtedness arises, or by a resolution of the Board of Directors. Designated Senior Indebtedness shall continue to be Designated Senior Indebtedness and be entitled to the benefits of the subordination provisions of this Note Indenture irrespective of any amendment, modification or waiver of any term of such Designated Senior Indebtedness.

(p)	“Director” means a member of the board of directors of the Corporation for the time being and “Directors”, “Board of Directors” or “Board” means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors for the time being, and reference to “action by the Directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee.

(q)	“Enterra” means Enterra Energy Corp., as it exists prior to the Arrangement becoming effective.

(r)	“Event of Default” means any of the events of default referred to in section 6.1.

(s)	“Exchange Tax Event” means the delivery to the Trustee of an opinion of an independent Canadian tax counsel experienced in such matters to the effect that a Relevant Tax Law Change has occurred.

(t)	“Excluded Securities” has the meaning set out in section 5.2(a)(ii).

(u)	“Extraordinary Resolution” has the meaning set out in section 9.12.

(v)	“Holders” or “Noteholders” means the person(s) from time to time being entered in the registers hereinafter mentioned as holders of Notes.

(w)	“Interest Accrual Date” means, with respect to the Series A Notes, the first day of each month, commencing the first day of January, 2004, and for any particular Interest Period the Interest Accrual Date shall be the date falling on the first day of the next succeeding Interest Period and, with respect to any other series of Notes, the dates established in the supplemental indenture referred to in section 2.18(c).

(x)	“Interest Amount” has the meaning set out in section 2.6(a)(i).

(y)	“Interest Payment Date” means, with respect to the Series A Notes, the 15th day following each Interest Accrual Date, subject to deferral pursuant to section 2.4, and for any particular Interest Period the Interest Payment Date shall be the date falling on the 15th day of the next succeeding Interest Period, subject to deferral pursuant to section 2.4, and, with respect to any other series of Notes, the dates established in the supplemental indenture referred to in section 2.18(c).

(z)	“Interest Period” means, with respect to the Series A Notes, the period beginning on and including the 25th day of November, 2003 and ending on but excluding the first day of January, 2004 and each successive period beginning on and including the Interest Accrual Date for the preceding Interest Period and ending on but excluding the Interest Accrual Date for the Interest Period in question, and, with respect to any other series of Notes, the period established in the supplemental indenture referred to in section 2.18(c).

(aa)	“Interest Rate” means, with respect to the Series A Notes, fourteen (14%) percent per annum and, with respect to any other series of Notes, the interest rate established in the supplemental indenture referred to in section 2.18(c).

(bb)	“Issue Date” means, with respect to the Series A Notes (other than any Additional Series A Notes), November 25, 2003 and, with respect to any Additional Series A Notes or any other series of Notes, the date of issuance of such Note.

(cc)	“Liens” means any mortgage, charge, pledge, assignment by way of security or security interest, and includes any interest of a lessor or vendor, as applicable and howsoever described, in or to any particular property arising under any arrangement known as sale and lease-back, sale and buy-back or sale with option to buy back.

(dd)	“Maturity Amount” has the meaning set out in section 2.6(a)(ii).

(ee)	“Maturity Date” means November 25, 2024 or such later date as may be established pursuant to section 2.19.

(ff)	“non-resident” or a reference to a person who is not resident in Canada means a person who is not a resident of Canada for purposes of the Tax Act.

(gg)	“Note Indenture” means this Note Indenture, as amended, supplemented and in effect from time to time.

(hh)	“Noteholders’ Request” means an instrument signed in one or more counterparts by the Holder(s) of a majority in aggregate principal amount of the Notes outstanding requesting the Trustee to take some action or proceeding specified therein.

(ii)	“Notes” means any of the unsecured subordinate promissory notes issued hereunder and outstanding and entitled to the benefits hereof.

(jj)	“person” means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature.

(kk)	“register” has the meaning set out in section 2.10(a).

(ll)	“Remedies Blockage Period” has the meaning set out in section 6.4.

(mm)	“Relevant Tax Law Change” means: (i) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada or any political subdivision or taxing authority thereof or therein, as applicable; or (ii) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), in either case, which is announced or becomes effective after the date of this Note Indenture and as a result of which (assuming that such amendment or change is enacted or is applied to the Corporation) there is in the opinion of Counsel more than an insubstantial risk that the Corporation could be denied the deduction of interest paid or payable in respect of the Notes (other than Deferred Interest and other than an amount of interest the deduction of which is denied under subsection 18(4) of the Tax Act) in computing its income for the purposes of the Tax Act.

(nn)	“Senior Indebtedness” means: (i) all Designated Senior Indebtedness; and (ii) all indebtedness and liabilities of the Corporation, including the principal of and premium, if any, and interest on, indebtedness of the Corporation which, by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Notes.

(oo)	“Series A Notes” are the Notes referred to in section 2.2(a).

(pp)	“Share Election Notice” has the meaning set out in section 2.6(b).

(qq)	“Share Delivery Date” has the meaning set out in section 2.6(e)(ii).

(rr)	“Share Payment Amount” means, with respect to a Common Share, the fair market value of such share as of a date that is within 30 days of the Share Election Notice in respect of such Share Payment Amount determined by an independent investment dealer or other valuer qualified to provide an opinion with respect to such fair market value of such share selected by the Corporation and acceptable to the Trustee.

(ss)	“Share Payment Election” has the meaning set out in section 2.6(a).

(tt)	“Share Purchase Agreement” has the meaning set out in section 2.6(e)(ii).

(uu)	“Subsidiary” means a corporation that is controlled by the Corporation, that is controlled by the Corporation and one or more corporations controlled by the Corporation, or that is controlled by two or more corporations each of which is controlled by the Corporation, or a corporation which is a Subsidiary of a Subsidiary of the Corporation, and for such purpose “controlled” shall have the meaning provided in the Business Corporations Act (Alberta).

(vv)	“Successor Entity” has the meaning set out in section 8.1(a).

(ww)	“Tax Act” means the Income Tax Act (Canada) and the Income Tax Regulations thereunder and any amendments thereto.

(xx)	“Transfer” means a transfer in the form and substance of the transfer attached to the Notes.

(yy)	“Trust” means Enterra Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta.

(zz)	“Trust Indenture” means the trust indenture dated as of October 24, 2003, as amended, constituting the Trust and made between the Trustee, the Corporation and Luc Chartrand as the settlor.

(aaa)	“Trustee” means Olympia Trust Company or its successor or successors for the time being in the trusts created hereunder.

(bbb)	“Voting Shares” means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Interpretation

In this Note Indenture, except as otherwise expressly provided:

(a)	any reference in this Note Indenture to a designated “Article”, “Section”, “subsection”, “paragraph”, “subparagraph”, “schedule” or other subdivision is a reference to the designated Article, section, subsection, paragraph, subparagraph, schedule or other subdivision of this Note Indenture;

(b)	the recitals hereto are incorporated into and form part of this Note Indenture;

(c)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Note Indenture as a whole and not to any particular Article, section, subsection, schedule or other subdivision of this Note Indenture;

(d)	the division of this Note Indenture into Articles, sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(e)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(f)	all dollar amounts are stated and are to be paid in lawful currency of Canada;

(g)	except as set forth in section 1.4(b), where the time for doing an act falls or expires on a day which is not a business day, the time for doing such act is extended to the next business day; and

(h)	any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Note Indenture unless otherwise specifically provided.

1.3 Meaning of “Outstanding”

Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled, delivered to the Trustee for cancellation or monies for the payment thereof shall have been set aside under section 4.5, section 6.2 or section 7.2, as the case may be, provided that:

(a)	when a new Note has been issued in substitution for a Note pursuant to section 2.13 only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(b)	for the purposes of any provision of this Note Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action, only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Notes in his discretion free from the control of the Corporation or any Subsidiary.

1.4 Day Not a Business Day

(a)	Subject to section (b) below, in the event that any day on or before which any action is required to be taken under this Note Indenture is not a business day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a business day.

(b)	In the event that any Interest Payment Date is not a business day, then payment of the interest payable on such Interest Payment Date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) except that, if such next succeeding business day is in the next succeeding calendar year, then such payment shall be made on the business day immediately preceding such Interest Payment Date (and without any discount), in each case with the same force and effect as if made on such date.

1.5 Accounting Principles

Whenever in this Note Indenture reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.6 Interest Calculation

(a)	Unless otherwise stated, whenever in this Note Indenture reference is made to a rate “per annum” or a similar expression is used, such rate shall be calculated on the basis of a calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

(b)	Subject to section 2.4, interest payments will be made on the Interest Payment Date for each respective Interest Period.

1.7 Governing Law

This Note Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

ARTICLE 2
THE NOTES

2.1 Issue of Notes

The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be unlimited. Notes may be issued in series as provided in section 2.2 and section 2.18 but only on the terms and subject to the conditions of this Note Indenture.

2.2 Terms of Series A Notes

(a)	The initial series of Notes shall be designated as “Series A Notes”. The Series A Notes shall be dated as of the Issue Date, shall mature on the Maturity Date, shall bear interest from and including the Issue Date at the Interest Rate payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts not paid when due at the same rate, payable on each Interest Payment Date for the Interest Period relating to such Interest Payment Date, shall be redeemable prior to maturity to the extent and in the manner set forth in Article 4, and shall be subordinated to all Senior Indebtedness as provided in Article 5. The Series A Notes will rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings.

(b)	Series A Notes in the aggregate principal amount of $125,000,000.00 shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a Written Direction of the Corporation which will contain the applicable registration instructions for the Series A Notes.

(c)	The Directors may from time to time authorize the issue of Series A Notes (the “Additional Series A Notes”) hereunder in addition to the Series A Notes referred to in subsection (b) above. Additional Series A Notes shall mature on the same date and bear the same rate of interest as the Series A Notes issued pursuant to subsection (b) above, but may be limited to such aggregate principal amount, bear such date or dates, be payable at such place or places and in Canadian or such other currency or currencies and contain such other terms or provisions not inconsistent herewith as the Corporation may determine.

(d)	All Series A Notes, including any Additional Series A Notes, shall be issued in the minimum denomination of $100.00 and for amounts above such minimum only in integral multiples of $1.00.

(e)	Before the issue of any Additional Series A Notes, the Corporation shall execute and deliver to the Trustee a Certified Resolution of the Directors authorizing the issue of the same.

(f)	When Additional Series A Notes shall have been authorized as aforesaid, the same may from time to time be executed by the Corporation and delivered to the Trustee and, subject to subsection (h) below, shall be certified by or on behalf of the Trustee and delivered by it to or to the order of the Corporation pursuant to a Written Direction of the Corporation upon receipt by the Trustee of the following:

(i)	a Certified Resolution of the Directors authorizing certification and delivery of a specified principal amount of such Additional Series A Notes;

(ii)	a written request of the Corporation for the certification and delivery of such Additional Series A Notes; and

(iii)	such other documents as the Trustee may reasonably request.

(g)	No Additional Series A Notes shall be certified or delivered hereunder if, to the knowledge of the Trustee, an Event of Default shall have occurred and be continuing and shall not have been waived in accordance with section 6.10.

2.3 Payment of Interest

(a)	Subject to subsections (b) and (c) below, (and except at maturity, when interest shall be paid upon the surrender of any series of Notes for payment), the Corporation shall, at least three days prior to each Interest Payment Date in respect of such series of Notes, cause to be sent by prepaid ordinary mail to each Holder a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for the amount of interest to be paid on the Interest Payment Date (less any Canadian Taxes required by law to be withheld or deducted therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account appearing on the register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt by the Holder of any cheque or funds for interest, the Corporation will cause to be issued to the Holder a replacement cheque or other such replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it and the Trustee shall reasonably require and upon the Corporation and the Trustee being indemnified to its satisfaction, acting reasonably. Concurrent with the mailing of such funds to each Holder, the Corporation shall provide evidence of such payment to the Trustee.

(b)	The Corporation may extend the payment of interest by extending the Interest Payment Date in accordance with section 2.4 and shall be deemed to so defer whenever it fails to pay interest under subsection (a) or (c).

(c)	The Corporation may, in its discretion, elect to pay any interest, including Deferred Interest, by making a Share Payment Election in accordance with section 2.6.

2.4 Deferral of Interest Payment Date

The Corporation may at any time and from time to time defer the payments of interest payable on any Interest Payment Date for up to 27 consecutive months (a “Deferral Period”) commencing on any particular Interest Payment Date and interest that was otherwise due on such particular Interest Payment Date and such interest that accrues during a Deferral Period is called Deferred Interest. Such right to defer shall be deemed to be exercised whenever the Corporation fails to pay interest without further or other act by the Corporation, and this section 2.4 shall apply whenever Deferred Interest is unpaid for whatever reason. Notwithstanding the above, no Deferral Period may exceed 27 consecutive months from the commencement of such Deferral Period, as last extended, or extend beyond the Maturity Date or, in the case of a Share Payment Election in respect of the Maturity Amount, the Share Delivery Date in respect of such Maturity Amount (the “Payment Date”). The Corporation may, at any time during a Deferral Period, commence a new Deferral Period for up to 27 consecutive months, subject to the terms described in this Note Indenture. There may be multiple Deferral Periods of various lengths, each of up to 27 consecutive months, throughout the term of the Notes, but none of the Deferral Periods may extend beyond the Payment Date. During a Deferral Period, interest will accrue but will not compound. All Deferred Interest shall be paid on the Interest Payment Date at the end of such Deferral Period, as last extended and, in any event, no later than the Payment Date. No interest payments will be required to be made during a Deferral Period except at the end thereof, as last extended.

2.5 Notice of Deferral

The Corporation shall give the Holders and the Trustee written notice of its initiation of any Deferral Period, and any extensions thereof, at least 21 business days prior to the earlier of: (i) the next succeeding Interest Payment Date; or (ii) the date upon which the Corporation is required to give notice to any applicable regulatory body or to the Holders on the Interest Accrual Date or Interest Payment Date, in each case with respect to interest payments the payment of which is being deferred. Failure to give such notice shall not affect the validity of the initiation of any Deferral Period.

2.6 Share Payment Election

(a)	The Corporation may from time to time and whether or not an Event of Default has occurred, in accordance with the provisions hereof, elect (each, a “Share Payment Election”):

(i)	to satisfy its obligation to pay any interest, including Deferred Interest on any Interest Payment Date (an “Interest Amount”), by delivering Common Shares; or

(ii)	to satisfy its obligation to pay the principal amount of the Notes plus accrued and unpaid interest thereon on the Maturity Date (a “Maturity Amount”), by delivering Common Shares.

(b)	The Corporation shall make a Share Payment Election by delivering written notice (the “Share Election Notice”) to the Trustee in accordance with this section 2.6, subject to complying with applicable securities laws and other laws and to obtaining all appropriate regulatory approvals.

(c)	In the case of a Share Payment Election in respect of the payment of an Interest Amount, the Share Election Notice shall include: (i) the aggregate Interest Amount (not exceeding the amount of interest, including Deferred Interest, payable in respect of the Notes on such Interest Payment Date) that is being satisfied through the issuance of Common Shares; (ii) the proportion of such Interest Amount that is being satisfied through the issuance of Common Shares, if any; and (iii) the Share Payment Amount.

(d)	In the case of a Share Payment Election in respect of the payment of a Maturity Amount: (i) the Share Election Notice shall include the aggregate Maturity Amount (not exceeding the principal amount plus accrued and unpaid interest thereon payable in respect of the Notes on the Maturity Date) that is being satisfied through the issuance of Common Shares; (ii) the Corporation shall deliver such Share Election Notice at least 60 days prior to the Maturity Date; and (iii) the Share Payment Amount.

(e)	Upon receipt of a Share Election Notice:

(i)	The Trustee shall be required to subscribe for and purchase from the Corporation, on behalf of the Holders of the Notes (or the series of Notes in respect of which such payment is being made, as the case may be), that number of Common Shares that is the quotient obtained by dividing the amount of the Interest Amount or the Maturity Amount, as the case may be, by the Share Payment Amount in respect of such Common Shares.

(ii)	Not later than the Interest Payment Date in respect of which such Share Payment Election is made, or on a date at least 60 days prior to the Maturity Date designated by the Corporation in a Share Payment Election in respect of the payment of a Maturity Amount, as the case may be (the “Share Delivery Date”), the Corporation and the Trustee, on behalf of the Holder, shall enter into a customary purchase agreement (a “Share Purchase Agreement”) and shall comply with all applicable laws, including the securities laws of Canada and the rules and regulations of any stock exchange on which the Common Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Share Purchase Agreement.

(iii)	On the Share Delivery Date:

A.	The Corporation shall pay the amount of the Interest Amount or the Maturity Amount, as the case may be, in cash to the Trustee.

B.	The Trustee shall hold the Interest Amount or the Maturity Amount, as the case may be, so paid and apply such amount to the payment of the aggregate Share Payment Amount to be paid for all Common Shares to be issued on such Share Delivery Date.

C.	Provided that all conditions specified in this Note Indenture and the Share Purchase Agreement to the closing of the sale of Common Shares thereunder have been satisfied, other than the delivery of the shares to be sold thereunder against payment of the aggregate Share Payment Amount, the Corporation shall deliver to the Trustee the Common Shares to be issued on such Share Delivery Date, and a Certificate of the Corporation to the effect that all conditions precedent to such sales, including those set forth in this Note Indenture and the Share Purchase Agreement, have been satisfied. Notwithstanding anything herein contained, the Corporation shall in no case be required to deliver fractional Common Shares to the Trustee in respect of any Share Election Notice. If any fractional interest in a Common Share would, except for the provision of this subsection C, be deliverable to the Trustee, the Corporation shall deliver to the Trustee the next lowest whole number of Common Shares and nothing in this subsection C will be interpreted to entitle the Trustee to any interest, whether legal, beneficial or otherwise, to a number of Common Shares greater than such next lowest number of Common Shares.

D.	Upon the receipt of the deliveries specified in subsection C above, the Trustee shall consummate such purchase and the Corporation shall issue such Common Shares to the Trustee against payment to the Corporation by the Trustee of the aggregate Share Payment Amount, less any amount attributable to any fractional Common Share, whereupon the sole right of a Holder of a Note in respect of the Interest Amount or the Maturity Amount, as the case may be, will be to the delivery of such Common Shares by the Trustee in full satisfaction of such Interest Amount or Maturity Amount, as the case may be, and the Holder of such Note will have no further recourse against the Corporation or the Trustee in respect of such Interest Amount or Maturity Amount, as the case may be.

(f)	Each Share Election Notice shall provide for the right of the Corporation, by delivering written notice to the Trustee at any time prior to the consummation of the issue and sale of the Common Shares that are the subject of such Share Election Notice, to withdraw the Share Payment Election. Such written notice of withdrawal shall have the effect of withdrawing the obligation of the Trustee to subscribe for Common Shares in respect of such Share Election Notice, and shall obligate the Corporation to pay in cash the Interest Amount on the Interest Payment Date or the Maturity Amount on the Maturity Date, as applicable.

(g)	The Corporation shall indemnify and hold harmless the Trustee and the Holders of Notes, and any person who controls any such Holder within the meaning of any applicable securities laws, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any such person in connection with defending or investigating any such action or claim) caused by or arising in connection with any Share Payment Election or any withdrawal thereof, except in each case for any losses, claims, damages or liabilities caused by any such person’s gross negligence, wilful default or fraud. If the indemnification provided for in this subsection (g) shall be unavailable to an indemnified person or insufficient in respect of any losses, claims, damages or liabilities referred to herein, then the Corporation shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Corporation and such indemnified person and any other equitable considerations.

2.7 Form and Signatures of Notes

(a)	The Notes shall be issued only as fully registered Notes. The Notes (including the certificate of the Trustee endorsed thereon) shall be substantially in the form set forth in Schedule A hereto. The Notes shall bear such distinguishing letters and numbers and such legends as the Corporation shall direct and Trustee may approve and may include a translation into the French language.

(b)	The Notes shall be signed (either manually or by facsimile signature) by the President of the Corporation together with one of the following: any Vice President, the Secretary, the Chairman of the Board or the Assistant Secretary of the Corporation. A facsimile signature upon any of the Notes shall, for all purposes of this Note Indenture, be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on a Note is no longer, at the date of this Note Indenture or at the date of such Note or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.8 Certification

(a)	No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule A hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and is entitled to the benefits hereof.

(b)	The certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.9 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such persons, and on such terms not inconsistent with the provisions of this Note Indenture, at par. Each Note as soon as issued or negotiated subject to the terms hereof, shall rank pari passu and shall be equally and proportionately entitled to the benefits hereof (except in respect of interest which shall accrue from the Issue Date of each Note and shall not be deemed to accrue from the same date for all Notes), without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.10 Registration of Notes

(a)	The Corporation shall, at all times while any Notes are outstanding, cause to be kept at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers (“register(s)”) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate registers or noted on such Note by the Trustee or other registrar.

(b)	The registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested so to do by the Corporation, the Trustee or any Holder, furnish the Corporation, Trustee or such Holder with a list of the names and addresses of Holders entered on the register or registers kept by such registrar and showing the principal amount and serial numbers of the Notes held by each such Holder.

(c)	The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a register is kept pursuant to the provisions of this section 2.10, by surrendering the certificate for such Note together with a duly executed Transfer and complying with such reasonable regulations as the Trustee and/or other registrar may prescribe.

(d)	Neither the Corporation nor the Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of ten (10) business days immediately preceding any such date.

(e)	None of the Trustee, any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f)	Except in the case of the register required to be kept at the Trustee’s principal office in the City of Calgary, the Corporation with the approval of the Trustee may at any time close any register upon which the registration of any Note appears and transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.11 Persons Entitled to Payment

(a)	The Person in whose name any Note shall be registered shall be deemed and regarded as the owner thereof for all purposes of this Note Indenture and payment of or on account of the principal of such Note shall be made only to or upon the order in writing of such Holder thereof and such payment shall be good and sufficient discharge to the Trustee and any registrar and to the Corporation and any paying agent for the amounts so paid.

(b)	The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(c)	Delivery by the Corporation to a Holder of a Note of, or the receipt of such Holder for, the principal monies and interest evidenced by such Note, respectively, shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(d)	In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid to the survivor or survivors of such joint Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.12 Withholding or Deduction of Canadian Taxes

(a)	As between each Holder and the parties hereto, the Holder shall be liable for all Canadian Taxes which may become payable by, on behalf of, or for the account of such Holder in respect of such Notes registered in the Holder’s name.

(b)	The Trustee and the Corporation shall provide the other with all the information in its possession necessary for the Corporation or the Trustee to determine the amount of withholding taxes levied under Part XIII of the Tax Act (Canada) and includes any similar Canadian Taxes hereafter levied in addition to or in substitution therefor, and penalties or interest in respect thereof (“Withholding Taxes”) to be remitted on behalf of each non-resident Holder and to otherwise perform its obligations under this section 2.12.

(c)	The Corporation and the Trustee shall be entitled to deduct and withhold, from any payment of interest on the Notes that is not made pursuant to a Share Payment Election (a “Cash Interest Payment”), the amount of Withholding Taxes in respect of such Cash Interest Payment.

(d)	If the Corporation makes a Cash Interest Payment to the Trustee, on behalf of the Holders, which is substantially contemporaneous with the issue and delivery of Common Shares pursuant to a Share Payment Election in respect of an Interest Amount (a “Non-cash Interest Payment”), the Trustee shall withhold from the Cash Interest Payment the amount of Withholding Tax applicable to both the Cash Interest Payment and the Non-cash Interest Payment to the extent such amount has not been withheld by the Corporation. If a Non-cash Interest Payment is made without a contemporaneous Cash Interest Payment in an amount sufficient to pay all Withholding Tax in relation to such Non-cash Interest Payments or in any other case, if the Corporation or, the Trustee shall receive a demand for or be obliged (on behalf of the Corporation or otherwise) to withhold and remit any Withholding Tax from or in respect of a payment to be made or credited to, on behalf of or for the account of a non-resident Holder, the Corporation shall make arrangements satisfactory to the Trustee whereby the Corporation shall pay to the Trustee on behalf of such non-resident Holder such amount as is equal to the Withholding Tax required to be withheld and remitted by the Trustee, together with such additional amount equal to the Withholding Tax that is or may be with the passage of time, required to be withheld and remitted upon the amount so paid by the Corporation to the Trustee on behalf of such non-resident holder prior to the time required for remittance of such Withholding Tax to the applicable government authorities, and such non-resident Holder shall be liable to pay the Corporation any such amount paid by the Corporation to the Trustee. Any amount paid or deemed to be paid on behalf of a non-resident Holder by the Corporation or the Trustee pursuant to this section 2.12 shall bear interest at the prime rate published from time to time by The Toronto-Dominion Bank (or any successor thereto) (or if at any time a prime rate is not published by such bank, a rate published by a financial institution selected by the Corporation) plus two per cent per annum, calculated daily and compounded monthly from the date of payment or deemed payment. The Trustee shall maintain a separate register showing the amount owing by each such non-resident Holder to the Corporation, and shall give notice to each such non-resident Holder of the amount owing by such non-resident Holder to the Corporation each time there is change in the amount owing arising other than from the accrual of interest. The Trustee may withhold any such amount owing by a non-resident Holder from any concurrent or subsequent payment that would, were it not for such withholding, have been actually made to such non-resident Holder and shall pay such amounts withheld to the Corporation who shall apply such amounts so received by the Corporation to reimburse the Corporation for amounts paid or deemed to have been paid by it pursuant to this section 2.12 and interest thereon as provided in this section 2.12.

(e)	Any amount withheld by the Trustee or the Corporation on account of Withholding Tax, including all such amounts paid or deemed to be paid on behalf of a non-resident Holder by the Corporation pursuant to this section 2.12, shall be remitted by the Trustee or the Corporation to the appropriate government authorities within the time required by law and evidence thereof shall be delivered to the Corporation forthwith thereafter.

(f)	The obligation of a non-resident Holder to pay to the Corporation all amounts owing pursuant to subsection 2.12(d) shall survive the sale or transfer of any or all of the non-resident Holder’s Notes to any other party. The obligation of a non-resident Holder to pay the Corporation all amounts owing under subsection 2.12(d) is a personal obligation of the non-resident Holder and shall not be assumed by or deemed to be assumed by any subsequent transferee of the Notes held by such non-resident Holder. The Trustee shall in no way be liable for any amounts becoming payable to the Corporation pursuant to Section 2.12(d).

(g)	The Trustee shall be entitled to withhold delivery of certificates in respect of Notes and Common Shares to which a transferee of Notes may be entitled, until all amounts owing pursuant to subsection 2.12(d) have been paid. Notwithstanding the foregoing, failure to withhold such delivery shall not in any way result in the Trustee becoming liable for such amount.

2.13 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued thereunder shall be mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all charges and expenses incidental to the issuance of any substituted Note, including charges and expenses of the Corporation and the Trustee.

2.14 Exchanges of Notes

(a)	Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where registers are maintained for the Notes pursuant to the provisions of section 2.10. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b)	Upon the occurrence of an Exchange Tax Event the Corporation may, subject to and in accordance with the provisions of Article 9, call a special meeting of Holders to consider an exchange of any series of Notes for a new series of Notes, having such terms and conditions as approved by a simple majority of Holders.

(c)	Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(d)	Notwithstanding the foregoing provisions of this section 2.14, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of 30 days from the date of this Note Indenture.

2.15	Transfer

Subject to section 2.10 the Notes may be resold, distributed or transferred by the Holder at any time subject always to any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.16	Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.17	Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it receives a Noteholders’ Request or where it deems further proof desirable.

2.18	Creation and Issue of Additional Notes

(a)	Subject to subsection (e), the Directors may from time to time authorize the creation of one or more series of Additional Notes hereunder. Additional Notes of any series may be limited to such aggregate principal amount and bear such rate or rates of interest (subject to subsection (b) below), and mature on such date or dates (subject to section 2.19), and contain such other terms or provisions not inconsistent herewith as the Corporation may determine. Notwithstanding any provision contained herein, no Additional Notes of any series shall be created with a maturity period of less than 5 years.

(b)	All Additional Notes shall be issued in the minimum denomination of $100.00 and for amounts above such minimum only in integral multiples of $1.00.

(c)	Before the issue of any Additional Notes, the Corporation shall execute and deliver to the Trustee an indenture supplemental hereto for the purpose of establishing the terms thereof and the forms and denominations in which they may be issued, together with a certified resolution of the directors of the Corporation authorizing the same, and the Trustee shall execute and deliver such supplemental indenture pursuant to Article 12.

(d)	When a new series of Additional Notes shall have been authorized as aforesaid the same may from time to time be executed by the Corporation and delivered to the Trustee and, subject to subsection (e) below and section 2.1, shall be certified by or on behalf of the Trustee and delivered by it to or upon the Written Direction of the Corporation upon receipt by the Trustee of the following:

(i)	a Certified Resolution of the Directors of the Corporation authorizing certification and delivery of a specified principal amount of such series of Notes;

(ii)	a written request of the Corporation for the certification and delivery of such Notes; and

(iii)	such other documents as the Trustee may reasonably request.

(e)	No Additional Notes shall be certified or delivered hereunder if, to the knowledge of the Trustee, an Event of Default shall have occurred and be continuing and shall not have been waived in accordance with section 6.10.

2.19 Extension of Maturity Date

In the event that any Additional Notes created pursuant to section 2.18 mature on a date later than the then existing Maturity Date, the Maturity Date for all outstanding Notes shall be extended to such later date; provided that in no event shall the Maturity Date be so extended past November 25, 2033.

ARTICLE 3
COVENANTS OF THE COMPANY

3.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a)	duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein;

(b)	maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence;

(c)	keep proper books of account in accordance with generally accepted accounting principles;

(d)	furnish the Trustee with copies, and will provide directly, to each Holder requesting same, all interim financial statements furnished by the Corporation to its shareholders and annual audited consolidated financial statements, and the report, if any, of the Corporation’s auditors thereon; the Trustee shall have no obligation to review or analyze any of the financial statements furnished to the Trustee;

(e)	notify the Trustee immediately upon obtaining knowledge of any Event of Default hereunder;

(f)	give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operation, prospects or assets or in the condition, financial or otherwise, of the Corporation;

(g)	Within 120 days after the end of each financial year of the Corporation (and in any event within 12 months after the date hereof and thereafter within 12 months after the date of the latest such certificate) and at any other time if requested by the Trustee, the Corporation shall furnish the Trustee with a Certificate of the Corporation, certifying that after reasonable investigation and inquiry the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be; and

(h)	do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

3.2 Limitation on Transactions During Deferral Period or Event of Default

If the Corporation shall exercise its right to defer payment of interest as provided in section 2.4, so long as the Deferral Period with respect thereto shall be continuing, or there shall have occurred and is continuing an Event of Default, then: (a) the Corporation shall not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its shares (other than: (i) as a result of an exchange or conversion of any class or series of the Corporation’s shares or rights to acquire such shares for any other class or series of the Corporation’s shares or rights to acquire such shares; (ii) the purchase of fractional interests in the Corporation’s shares pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged; (iii) dividends or distributions made on the Corporation’s shares or rights to acquire such shares with the Corporation’s shares or rights to acquire such shares; or (iv) dividends or distributions upon, or redemptions, purchases or acquisitions of, shares of the Corporation held by wholly-owned Subsidiaries of the Corporation); and (b) the Corporation shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities or indebtedness for borrowed money (excluding, for the avoidance of any doubt, Senior Indebtedness, in respect of which such payments, repayments, repurchases and redemptions may be made) issued or incurred by the Corporation that rank pari passu with or junior to the Notes.

3.3 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to section 6.9) need not, notify the Holders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in section 3.4, but no such performance or payment shall be deemed to relieve the Corporation from default hereunder.

3.4 To Pay Trustee’s Remuneration

The Corporation will pay the Trustee’s reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Section 11.7 and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Note Trustee in complying with any laws applicable to it as a result of its duties as Note Trustee hereunder, with interest at the rate charged by the Trustee on overdue accounts from 30 days after the date of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee’s remuneration, may be retained by the Trustee and paid out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Note Indenture shall be in course of administration by or under the direction of a court.

3.5 Negative Covenant

The Corporation shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 8.1 or subsection 9.11(c).

ARTICLE 4
REDEMPTION OF NOTES

4.1 Redemption of Notes by the Corporation

The Notes shall not be redeemable at the option of the Corporation prior to, but shall be redeemable in whole, but not in part, in the period commencing 180 days prior to the Maturity Date and ending on the Maturity Date, provided that no Notes may be redeemed while any Senior Indebtedness is outstanding. The Corporation will, at least 15 days before the date on which the notice of redemption is required to be given, notify the Trustee in writing of its intention to redeem the Notes.

4.2 Notice of Redemption

Notice of intention to redeem the Notes shall be given by or on behalf of the Corporation to the Trustee and the Holders in the following manner:

(a)	notice of intention to redeem the Notes shall be given to the Trustee and the Holders in the manner provided in section 10.3 or by circular sent postage prepaid, addressed to the Holder at his last address appearing upon one of the registers maintained in respect thereof and mailed not less than 30 days and not more than 60 days prior to the date specified for redemption; provided always that the accidental omission to mail any such letter or circular to or the non-receipt of any such letter or circular by any such Holder shall not invalidate or otherwise prejudicially affect the redemption of such Notes;

(b)	the notice of redemption shall specify the redemption date, the redemption price and places of payment, and state that in case the Notes are not presented for redemption on such redemption date, all interest thereon shall cease from and after the said date.

4.3 Notes Due on Redemption Dates

Notice having been given as aforesaid, all the Notes shall thereupon be and become due and payable at the redemption price, on the redemption date specified in such notice, at any of the places where the principal of such Notes is expressed to be payable, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such redemption date, if the moneys necessary to redeem the Notes shall have been deposited as provided in section 4.5 and the Trustee shall have been furnished with affidavits or other proof satisfactory to it as to the publication and/or mailing of such notices, interest on the said Notes shall cease and coupons for interest to accrue after such redemption date on said Notes shall become void. In case any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

4.4 Deposit of Redemption Moneys

The Corporation shall provide for every redemption by irrevocably depositing with the Trustee or any paying agent to the order of the Trustee in trust for the Holders of the Notes, before the redemption date specified in the notice of redemption, such sums as may be sufficient to pay the redemption price of the Notes, including accrued interest on the Notes to the date fixed for redemption. The Corporation shall also deposit with the Trustee if required by it a sum sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. From the sums so deposited the Trustee shall pay or cause to be paid to the holders of the Notes, upon surrender of such Notes, the principal and interest to which they are respectively entitled on redemption.

4.5 Failure to Surrender Notes Called for Redemption

In case the Holder of any Note shall fail, within 30 days after the date fixed for redemption, to surrender his Notes, or shall not within such time accept payment of the other redemption moneys payable in respect thereof and give such receipt therefor, if any, as the Trustee may require, such redemption moneys shall be set aside in trust for such Holder, at such rate of interest as the depositary may allow, either in the deposit department of the Trustee or in a separate account maintained at the principal bankers for the Corporation and such setting aside shall for all purposes be deemed a payment to the Holder of the Note so set aside, and to that extent said Notes shall thereafter not be considered as outstanding hereunder and the Holder of the Note shall have no other right except to receive payment out of the moneys so paid and deposited upon surrender and delivery up of his Notes, of the redemption price of such Notes plus such interest thereon, if any, as the depositary may allow.

4.6 Cancellation of Notes

All Notes purchased or redeemed by the Corporation under the provisions of this Article 4 shall be forthwith delivered to and cancelled by the Trustee and no Notes shall be issued in substitution therefor.

4.7 Surrender of Notes for Cancellation

If the principal moneys due upon any Notes issued hereunder shall become payable by redemption or otherwise before the Maturity Date, the person presenting such Notes for payment must surrender the same for cancellation, the Corporation nevertheless paying the interest accrued and unpaid thereon if the date fixed for payment is not an Interest Payment Date. All Notes and coupons which shall have been delivered to and cancelled by the Trustee shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting forth the numbers and denominations of the Notes and coupons so destroyed.

ARTICLE 5
SUBORDINATION OF THE NOTES

5.1 Agreement to Subordinate

(a)	The Corporation covenants and agrees, and each Holder of a Note, by his acceptance thereof, likewise agrees, that (i) the payment of the principal of and interest on the Notes and all other amounts payable pursuant to this Note Indenture shall be junior, subject and subordinate, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness, and (ii) that any and all Liens now or hereinafter held by the Trustee or the Holders as security for the payment and performance of all obligations, indebtedness and liabilities of the Corporation under the Notes shall be junior, subject and subordinate in all respects to any and all Liens now or hereafter held by the holders of Senior Indebtedness as security for the payment and performance of all obligations, indebtedness and liabilities of the Corporation under the Senior Indebtedness or any part thereof.

(b)	Nothing contained in this Article 5 is intended to or shall restrict the Corporation from incurring additional indebtedness or from mortgaging, pledging or otherwise charging its undertaking, property or assets to secure any indebtedness or liability.

5.2 Distribution on Insolvency or Winding-Up

(a)	Upon any dissolution, winding-up, liquidation, reorganization or other similar proceedings relative to the Corporation or its property or assets, resulting from bankruptcy, insolvency, involuntary reorganization or receivership proceedings or upon an assignment for the benefit of creditors or other marshalling of the assets and liabilities of the Corporation for the benefit of creditors:

(i)	the holders of all Senior Indebtedness will first be entitled to receive payment in full of the principal thereof, premium, if any, interest due thereon, and all other amounts payable in respect of Senior Indebtedness before the Holders are entitled to receive any payment on account of the principal of, premium, if any, or interest on, the Notes;

(ii)	any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities (other than securities of the Corporation or any other corporation provided for by a plan of reorganization or arrangement the payment of which is subordinate, at least to the extent provided in this Article 5 with respect to the Notes, to the payment of all Senior Indebtedness, provided that (1) all Senior Indebtedness is assumed by the new corporation, if any, resulting from such reorganization or arrangement and (2) the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or arrangement (“Excluded Securities”)), to which the Holders or the Trustee would be entitled except for the provisions of this Article 5, will be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, an assignee for benefit of creditors, a liquidator or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each such holder to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness;

(iii)	subject to section 5.6, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities (other than Excluded Securities), which is provided in subsections (i) or (ii) above to be paid to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, is received by the Trustee or the Holders before all Senior Indebtedness is paid in full, such payment or distribution, unless received by the

Trustee or the Holders prior to the commencement of an event resulting in a payment or distribution as contemplated in this section 5.2 and held by the Trustee under this Note Indenture, will be held in trust for the benefit of, and will be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness;

(iv)	each Holder of one or more Notes, by his acceptance thereof, authorizes the Trustee to take such steps as may be necessary or appropriate to entitle the holder or holders of Senior Indebtedness to receive payment or distribution from the trustee in bankruptcy, receiver, receiver-manager, assignee for benefit of creditors, or other liquidating agent making such payment or distribution, all to the extent necessary to provide for payment of all Senior Indebtedness in full, in money or money’s worth, in priority to any payment of the indebtedness represented by the Notes as hereinabove provided; and

(v)	whenever all Senior indebtedness shall have been paid in full, in money or money’s worth, the Holders of Notes shall be entitled to receive payment or distribution from the trustee in bankruptcy, receiver, receiver-manager, assignee for the benefit of the creditors, or other liquidating agent making such payment or distribution, of the assets available for purposes of such payment or distribution.

(b)	In the event of any payment or distribution of assets of the Corporation referred to in this Article 5, the Trustee and the Holders of the Notes shall be entitled to rely upon a certificate of the trustee in bankruptcy, receiver, receiver-manager, assignee for benefit of creditors or the liquidating agent making such payment or distribution, delivered to the Trustee or to the Holders of Notes, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 5. The Trustee, however, shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and neither the Trustee nor any Holders of Notes shall be liable to any such holder of Senior Indebtedness if the Trustee shall mistakenly pay over or distribute to Holders of Notes or the Corporation or any other person, moneys or assets to which any holders of Senior Indebtedness shall be entitled by virtue of Article 5 of this Note Indenture or otherwise.

5.3 Subrogation of Notes

Subject to the payment in full of all Senior Indebtedness, the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Corporation in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Holders but for the provisions of this Article 5, until the principal of and interest on the Notes shall be paid in full. No payment or distribution of assets of the Corporation to the Holders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 5 shall, as between the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Holders, be deemed to be a payment by the Corporation to or on account of the Holders, it being understood that the provisions of this Article 5 are, and are intended, solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Article 5 or elsewhere in this Note Indenture is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders and creditors of the Corporation other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Note Indenture, subject to the rights, if any, under this Article 5, of the holders of Senior Indebtedness upon the exercise of any such remedy.

5.4 No Payment to Holders if Event of Default under Senior Indebtedness

(a)	Nothing contained in this Article 5 or elsewhere in this Note Indenture shall affect the obligation of the Corporation to make, or prevent the Corporation from making, any payment of principal of or interest on the Notes, except that, other than as contemplated by section 5.2, the Corporation shall not, until all payments to holders of Senior Indebtedness contemplated pursuant to subsection (i) below have been made (but may do so thereafter, or if no payment is required thereunder), make any such payment:

(i)	at any time during the pendency of any dissolution, winding-up, liquidation, reorganization or other similar proceedings relating to the Corporation or its property or assets as specified in section 5.2; or

(ii)	if such payment would be prohibited under subsection (b) below.

The fact that any such payment is prohibited by this section 5.4 shall not prevent the failure to make such payment from being an Event of Default hereunder.

(b)	Except as hereinafter otherwise provided in subsections (c) and (d) below and in sections 5.2 and 5.6, the Corporation shall not make any payment on the Notes or, if directed in writing by the holders, (including, for this purpose, the trustee or trustees for the holders) of at least 50% of the aggregate principal amount of Designated Senior Indebtedness outstanding at the time of such approval, (such holders herein called “Approving Holders”) on any other indebtedness or liabilities of the Corporation other than Designated Senior Indebtedness and other than such indebtedness and liabilities, if any, approved by the Approving Holders, and the Trustee shall not be entitled to receive, retain or make any payments on account or of the indebtedness represented by the Notes or to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Notes (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Note Indenture, or (ii) at any time when an event of default, as defined in any Senior Indebtedness or any instrument evidencing the same and permitting the holders thereof to accelerate the maturity thereof, has occurred and is continuing, or an event which, with the giving of notice or passage of time would constitute such an event of default has occurred and is continuing, and notice has been given in accordance with the terms of such Senior Indebtedness or instrument in respect of such event of default by or on behalf of the holders of Senior Indebtedness to the Corporation and the Trustee, in each case unless and until such Senior Indebtedness has been paid and satisfied in full or unless and until such event of default shall have been cured or waived or shall have ceased to exist.

(c)	Nothing contained in this Article 5 or elsewhere in this Note Indenture or in any of the Notes shall be construed so as to prevent the Trustee from receiving, retaining and making any payments on account of Notes which are made (i) in a manner that is consistent with the terms of this Note Indenture and (ii) at any time when no event of default, as defined in any Senior Indebtedness or the instrument creating the same and permitting the holders thereof to accelerate the maturity thereof, or an event which, with the giving of notice or passage of time would constitute such an event of default has occurred and is continuing, in respect of which notice has been given by or on behalf of the holders of Senior Indebtedness to the Corporation and the Trustee.

(d)	Nothing contained in this Article 5 or elsewhere in this Note Indenture or in any of the Notes shall be construed so as to prevent the payment or distribution of: (i) any securities distributable to the Holders under a Share Payment Election; or (ii) Excluded Securities to the Holders.

5.5 Authorization of Holders to Trustee to Effect Subordination

Each Holder of a Note, by his acceptance thereof, authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 5 and appoints the Trustee his attorney-in-fact for any and all such purposes.

5.6 Knowledge of Trustee

Notwithstanding the provisions of this Article 5 or any provisions of this Note Indenture or of the Notes, the Trustee shall not be charged with knowledge of the existence of any Senior Indebtedness or of the terms of any default in the payment thereof or occurrence of an event of default in respect thereof or of the terms of any instrument evidencing Senior Indebtedness, and the Trustee shall be entitled to assume that no such event of default has occurred or that no such facts exist, unless and until the Trustee shall have received written notice thereof from the Corporation or shall have received notice in the manner prescribed by the terms of such Senior Indebtedness or instrument for declaring any such event of default and giving notice thereof, from a trustee or other authorized representative of, or the specified number or percentage of, the holders of any such Senior Indebtedness, and, with respect to any money which may at any time be received by the Trustee in trust pursuant to any provision of this Note Indenture, unless and until such written notice has been received, nothing in this Note Indenture shall prevent the Trustee from applying such money to the purposes for which the same was so received, notwithstanding the occurrence or continuance of such default or the existence of such facts with respect to such Senior Indebtedness.

5.7 Trustee May Hold Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Note Indenture deprives the Trustee of any of its rights as such holder.

5.8 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof any such holder may have or otherwise be charged with.

5.9 Altering the Senior Indebtedness

The holders of Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security thereof and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Holders and without affecting the liabilities and obligations of the parties to this Note Indenture or the Holders.

ARTICLE 6
DEFAULT

6.1 Events of Default

It shall be an Event of Default if:

(a)	the Corporation makes default in repayment, in cash or pursuant to a Share Payment Election, of the principal amount of the Notes, any series of Notes or any Note when due, whether on the Maturity Date, upon redemption, by acceleration on default or otherwise; provided that a valid extension by the Corporation of the Maturity Date in accordance with section 2.19 of this Note Indenture shall not constitute a default in the repayment of principal;

(b)	the Corporation makes default in payment, in cash or pursuant to a Share Payment Election; of any interest on the Notes, any series of Notes, or any Note when such interest becomes due and payable, and such default continues for a period of 30 days; provided that a deferral of the Interest Payment Date for such Notes in accordance with section 2.4 of this Note Indenture shall not constitute a default in the payment of interest for this purpose unless such failure to pay interest continues beyond the end of the Deferral Period in respect thereof, as last extended;

(c)	an event of default, as defined in any indenture or instrument under which the Corporation or any material Subsidiary of the Corporation has at the formal date of this Note Indenture, or shall hereafter have, outstanding, in the case of the Corporation, any Senior Indebtedness or, in the case of any material Subsidiary of the Corporation (and for the purposes of this section 6.1, “material Subsidiary” shall mean a Subsidiary which accounts for 20% of the gross assets or gross income of the Corporation on a consolidated basis), any indebtedness, shall happen and be continuing and such Senior Indebtedness or material Subsidiary’s indebtedness, as the case may be, shall have been accelerated so that an amount in excess of $10,000,000 shall be or become due and payable prior to the date on which the same would otherwise have become due and payable;

(d)	the Corporation shall fail to observe or perform any covenant or condition of the Corporation in this Note Indenture (other than a covenant or condition which is specifically dealt with elsewhere in this section 6.1), and such failure to observe or perform continues for a period of 60 days after there has been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of all outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

(e)	a decree or order of a court having jurisdiction in the premises is entered adjudging the Corporation or any material Subsidiary a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation or any material Subsidiary, or appointing a receiver of, or of any substantial part of the property of, the Corporation or any material Subsidiary, or ordering the winding-up or liquidation of its affairs, and any such decree or order is not forthwith contested and has not been vacated, discharged or stayed within and otherwise remains in effect for a period of 30 days;

(f)	a resolution is passed for the winding-up or liquidation of the Corporation or any material Subsidiary (other than a wholly-owned subsidiary) or if the Corporation or any material Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or any material Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)	the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholder’s Request) the Corporation shall fail to make good such default within a period of thirty (30) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(h)	any proceedings with respect to the Corporation or any material Subsidiary are taken after the date of this Note Indenture with respect to a compromise or arrangement under the Companies Creditors Arrangement Act (Canada) (or any Act substituted therefor) or similar legislation of any other jurisdiction;

(i)	any encumbrancer takes possession of, in the opinion of the Trustee (based upon an opinion of Counsel), all or substantially all of the property of the Corporation or of any material Subsidiary, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or for any material Subsidiary, or for all or substantially all or the property of the Corporation or of any material Subsidiary, and the Corporation or such material Subsidiary shall have failed to pay the amount owing and satisfy the claim under and discharge or terminate any such encumbrance, distress, execution or other process or appointment within 30 days; or

(j)	the Corporation or any material Subsidiary shall cease to carry on, in the ordinary course, its business or a substantial part thereof.

6.2 Acceleration of Maturity, Rescission and Annulment

(a)	If an Event of Default with respect to the Notes has occurred and is continuing, the Trustee may or, on the instructions of the Holders of not less than 25% in aggregate principal amount of the outstanding Notes shall, declare the Maturity Amount of such Notes and any other amounts payable under this Note Indenture to be forthwith due and payable immediately and the Trustee may enforce the rights of the Holders of such Notes as creditors, by a notice in writing to the Corporation. Upon any such declaration, without limiting the rights of the Corporation under section 2.6, the principal, accrued and unpaid interest and all other monies outstanding under such Notes shall become immediately due and payable notwithstanding anything contained in this Note Indenture or in such Notes to the contrary, and the Corporation shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such amounts from the date of such declaration until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations under such Notes and any monies so received shall be applied in the manner provided in section 6.13.

(b)	At any time after a declaration of acceleration with respect to the Notes has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in this Article 6, the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, by written notice to the Corporation and the Trustee, may rescind and annul such declaration and its consequences; provided that:

(i)	the Corporation shall have paid or deposited with the Trustee a sum sufficient to pay:

A.	all overdue interest (including accrued interest, if any) on all outstanding Notes;

B.	all unpaid principal of any outstanding Notes which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the applicable Interest Rate;

C.	to the extent lawful, interest on overdue interest at the rate or rates prescribed therefor in such Notes;

D.	all sums paid or advanced by the Trustee under this Note Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

E.	any other amounts payable under this Note Indenture; and

(ii)	all Events of Default with respect to the Notes, other than the default in the payment of amounts of principal of or interest on the Notes which have become due solely by such declaration of acceleration, shall have been cured or waived as provided in section 6.10.

No such rescission shall effect any subsequent default or impair any right consequent thereon.

(c)	In the event that the Trustee shall have proceeded to enforce any right with respect to the Notes and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case, the Corporation and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Corporation and the Trustee shall continue as though no such declaration or proceedings had been made or taken.

6.3	Control by Holders

Subject to sections 6.4, and 11.10, the Holders shall have the right, exercisable by Noteholders’ Request, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to or arising upon an Event of Default with respect to the Notes; provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Note Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c)	the Trustee need not take any action required by such direction which might involve the Trustee in personal liability,

6.4	Remedies Blockage Period

The Trustee will, at the Written Direction of the Corporation from time to time, enter into an agreement with the holders of Designated Senior Indebtedness or a trustee or authorized representative for the holders of Designated Senior Indebtedness, agreeing with such holders or such trustee or authorized representative not to accelerate or commence or take any action, suit or other proceeding to enforce the rights of the Holders of the Notes during the period of 36 consecutive months following an Event of Default in the event that such Designated Senior Indebtedness is outstanding during such period (the “Remedies Blockage Period”). The Corporation will not provide such Written Direction of the Corporation unless it has been requested to do so by a holder of Designated Senior Indebtedness (or person that becomes a holder of Designated Senior Indebtedness) or, by a representative of such holder or such person, but the Trustee shall be entitled to act and rely upon such Written Direction of the Corporation and shall not be required by any such holder or person or representative to inquire into whether the Corporation has been requested to give such Written Direction of the Corporation.

6.5	Remedies Not Exclusive

No remedy for the enforcement of rights of the Holders under this Article 6 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

6.6	Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon at the Interest Rate from the date such costs are incurred until the date payment thereof is received by the Trustee.

6.7	Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or shall be construed to be a waiver of default hereunder or acquiescence herein.

6.8	No Recourse Against Other Parties

Neither the Trustee nor the Holders shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenants, agreement, representation or warranty of the Corporation contained herein or in the Notes.

6.9	Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in section 10.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders’ Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

6.10	Waiver of Default

Subject to the satisfaction of section 6.2(b)(i) and subject to subsection 9.11(e), the Holders may waive any past Default and its consequences, except a Default in respect of the payment when due of principal or interest (unless such Event of Default has been cured and a sum sufficient to pay all matured instalments of interest and principal due otherwise than by acceleration has been deposited with the Trustee). Upon any such waiver, any such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Note Indenture; provided that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

6.11	Enforcement by the Trustee

(a)	Subject to the provisions of section 6.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in case the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under section 6.2, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee may, upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal and interest on all the Notes then outstanding together with any other amounts due thereunder by such proceedings authorized by this Note Indenture or by law or equity as the Trustee shall have been directed by the Holders by Extraordinary Resolution to take, or if such Extraordinary Resolution contains no such direction, or if the Trustee shall act without such Extraordinary Resolution, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b)	Notwithstanding sections 6.2 and 6.3, the Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding the Notes shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sum becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, (based upon an opinion of Counsel) in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding waive or change in any way any right of any Holder.

(c)	Notwithstanding sections 6.2 and 6.3, the Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d)	All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.12	No Suits by Holders

No Holder shall have any right to institute any proceeding, judicial or otherwise, with respect to this Note Indenture, for the appointment of a receiver or trustee, or for any other remedy under this Note Indenture, unless:

(a)	such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to such Notes;

(b)	the Holders of not less than 25% in aggregate principal amount of outstanding Notes, in the case of an Event of Default, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under this Note Indenture and shall have offered to the Trustee reasonable indemnification against the costs, expenses and liabilities to be incurred by the Trustee in compliance with such request;

(c)	the Trustee has, for 60 days after its receipt of such notice, request and offer of indemnification, failed to institute any such proceeding;

(d)	no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority or more in aggregate principal amount of the outstanding Notes in the case of an Event of Default;

(e)	the bringing of such action, suit or proceeding would not be contrary to Article 6; and

(f)	the Remedies Blockage Period has expired,

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Note Indenture to affect, disturb or prejudice the rights of any other Holders, in the case of an Event of Default to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Note Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders. For the protection and enforcement of the provisions of this section 6.12, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

6.13	Application of Monies by Trustee

Except as herein otherwise expressly provided, any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 6, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a)	first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to this Note Indenture, with interest thereon as herein provided;

(b)	second, but subject as hereinafter in this section 6.13 provided, in payment, ratably and proportionately to the Holders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding, in the priority of accrued and unpaid interest and interest on amounts in default first and then principal, unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary, but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

6.14	Distribution of Proceeds

Payments to the Holders pursuant to section 6.13(b) shall be made as follows:

(a)	at least 15 days notice of every such payment shall be given in the manner provided in section 10.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b)	payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c)	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereon such amount as the Trustee may think necessary to provide for the payments mentioned in section 6.13(a), is insufficient to make a distribution of at least two percent (2%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in section 11.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

6.15	Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 7
SATISFACTION AND DISCHARGE

7.1	Payment of Principal Amount

The principal amount and any interest due upon maturity on the Notes or on any Note outstanding shall be paid by the Corporation to the Trustee for payment to the Holder of such Notes or Note upon presentation and surrender of the Notes or Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary on the Maturity Date. Upon payment of the principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Trustee.

7.2	Non-Presentation of Notes

In case the Holder of any such Notes shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable or give such receipt therefor, if any, as the Trustee may require, such monies shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Note or Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note or Notes.

7.3	Repayment of Unclaimed Monies

Any monies set aside under section 7.2 and not claimed by and paid or delivered to Holders as provided in section 7.2 within six years after the date of such setting aside shall, subject to applicable laws, be repaid or returned to the Corporation by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute-barred under the laws of the Province of Alberta, after which time the monies will become the property of the Corporation.

7.4	Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 8
SUCCESSOR ENTITIES

8.1	Successor Entities

The Corporation shall not enter, or permit any of its Subsidiaries to enter, into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of the undertaking, property and assets of the Corporation, on a consolidated basis, would become the property of any other person or, in the case of such amalgamation or merger, of the continuing corporation resulting therefrom unless:

(a)	such other person or continuing corporation (the “Successor Entity”) is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia;

(b)	the Corporation shall have delivered to the Trustee a Certificate of the Corporation and an opinion of Counsel, each stating that such transaction complies with this Article 8 and that all conditions precedent herein provided for relating to such transaction have been complied with;

(c)	the Successor Entity shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Entity of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the Successor Entity to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note indenture;

(d)	such transaction shall, to the satisfaction of the Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder; and

(e)	no condition or state of facts shall exist as to the Corporation or the successor corporation either at the time of or immediately before or after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Entity complying with the provisions of subsection (c) above which constitutes or would constitute, after notice or lapse of time or both, a Default or an Event of Default.

8.2	Vesting of Powers in Successor Entity

Whenever the conditions of section 8.1 have been duly observed and performed, the Successor Entity shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such Successor Entity.

ARTICLE 9
MEETINGS OF HOLDERS

9.1	Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten days after receipt of any such request and such indemnity and funding to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

9.2	Notice of Meetings

At least 21 days notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in section 10.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

9.3	Chairman

A person, who need not be a Holder, nominated in writing by the Trustee, shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present at the meeting to be chairman.

9.4	Quorum

Subject to the provisions of section 9.12, at any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy representing a majority in principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in which case it shall be adjourned to the first business day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

9.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting shall, subject to section 9.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him.

9.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

9.8	Voting

On a show of bands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $100 principal amount of which be shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

9.9	Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or faxed before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10	Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other person permitted by the chairman to attend, may attend any meeting of the Holders, but shall have no vote as such.

9.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)	the power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (with the prior written consent of the Trustee) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b)	the power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c)	the power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of section 8.1 shall have been complied with;

(d)	the power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture (including, without limitation, the powers contemplated in section 6.2) in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	the power to waive and direct the Trustee to waive any default hereunder or cancel any declaration made by the Trustee pursuant to section 6.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	the power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g)	the power to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by section 6.12, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(h)	the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i)	the power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally.

Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	the power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k)	the power to authorize the Trustee or any other person or persons to bid at any sale of the Corporation’s properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself, herself or themselves, as the case may be, to advance such monies (in which event it, he, she or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of section 9.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself, herself or themselves, as the case may be, to advance such monies (in which event it, he, she or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l)	the power to remove the Trustee from office and to appoint a new trustee or trustees; and

(m)	the power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to section 9.11(i).

9.12	Meaning of “Extraordinary Resolution”

(a)	The expression “Extraordinary Resolution” when used in this Note Indenture means, subject to sections 9.15 and 9.18, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 9 at which the Holders of a majority in aggregate principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than sixty-six and two-thirds percent (66 2/3%) of the aggregate principal amount of all the outstanding Notes represented at such meeting.

(b)	If, at any such meeting, the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten nor more than 20 days later, and to such place and time, all as may be appointed by the chairman. Not less than five days notice shall be given of the time and place of such adjourned meeting in the manner provided in section 10.1.

Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting, and passed by the requisite vote as provided in subsection (a) above shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

9.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved. Every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.15	Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 9 provided may, subject to section 9.18, also be taken and exercised by the Holders of sixty-six and two-thirds percent (66 2/3%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Note Indenture shall include an instrument so signed.

9.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with section 9.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.17 Evidence of Rights of Holders

(a)	Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be in such form or manner which the Trustee may consider adequate.

(b)	The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

9.18	Series Meetings

(a)	If in the opinion of Counsel any business to be transacted at a meeting of Holders, or any action to be taken or power to be exercised by instruments in writing under section 9.15, especially affects the rights of the Holders of Notes of any one or more series or part thereof in a manner or to an extent substantially differing from that in which it affects the rights of the Holders of Notes of any other series, then:

(i)	reference to such fact, indicating each series or part thereof so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a “series meeting”;

(ii)	the Holders of Notes of a series or part thereof so especially affected shall not be bound by any action taken at a series meeting or by instrument in writing under section 9.15 unless in addition to the other provisions of this Article 9:

A.	there are present in person or by proxy at the said meeting Holders of a majority in aggregate principal amount of the outstanding Notes of such series or part thereof, subject to the provisions of this Article 9 as to adjourned meetings; and

B.	the resolution is passed by the favourable votes of not less than sixty-six and two thirds percent (66 2/3%) of the aggregate principal amount of all the outstanding Notes of such series or part thereof; and

C.	in the case of action taken or power exercised by instrument in writing under section 9.15, such instrument is signed in one or more counterparts by the Holders of not less than sixty-six and two thirds percent (66 2/3%) of the aggregate principal amount of all the outstanding Notes of such series or part thereof.

(b)	If in the opinion of Counsel any business to be transacted at any meeting or any action to be taken or power to be exercised by instrument in writing under section 9.15 does not adversely affect the rights of the Holders of Notes of one or more particular series or part thereof, the provisions of this Article 9 shall apply as if the Notes of such series or part thereof were not outstanding and no notice of any such meeting need be given to the Holders of Notes of such series or part thereof.

ARTICLE 10
NOTICES

10.1	Notice to the Corporation and to Holders

Any notice, request, demand or other communication required or permitted to be given hereunder shall be in writing and given by delivering such notice, request, demand or other communication by post or courier, or transmitting it by facsimile:

(a)	to the Corporation at:

2600, 500 – 4th Avenue S.W. Calgary, Alberta T2P 2V6

Facsimile No.: (403) 294-1197 Attention: President

(b)	to a Holder at the address or facsimile number (if any) appearing on the register, and if, in the case of joint Holders, more than one address appears in the register in respect of such joint holding, notice shall be addressed or transmitted by facsimile to the first address or facsimile number (if any) so appearing.

The Corporation or a Holder may from time to time notify the other parry hereto of a change in address or facsimile number (if any) which thereafter, until changed by like notice, shall be the address or facsimile number (if any) of the Corporation or the Holder for all purposes hereunder.

10.2	Notice to Trustee

Any notice, request, demand or other communication to the Trustee under the provisions of this Note Indenture shall be valid and effective if delivered or if given by post or courier, or transmitting it by facsimile, addressed to the Trustee at its principal office in the City of Calgary at:

Olympia Trust Company
Suite 2300, 125-9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention:     Client Services
Facsimile:     (403) 265-1455

10.3	Receipt of Notices

Any notice, request, demand or other communication given to the Corporation, the Trustee or any Holder shall be deemed to have been duly given if in writing and: (i) upon actual receipt if delivered by hand; (ii) upon confirmation of error-free transmission if sent by facsimile; (iii) upon the date of delivery indicated by the deliverer if delivered by a reputable courier (recipient signature not required) or (iv) three days after being placed in a post box of Canada Post Corporation (or any successor thereto), postage prepaid (unless there shall be an interruption in mail service) and sent to the respective party at the address or facsimile number set forth in or determined pursuant to sections 10.1 or 10.2.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1	No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder, but if, notwithstanding the provisions of this section 11.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in section 11.2. However, the Corporation hereby acknowledges that a material conflict of interest in the role of the Trustee as a fiduciary hereunder may arise in connection with the Trustee’s role as a fiduciary under the Trust Indenture and as the holder of the Notes as contemplated under the Arrangement. In such circumstances, the Corporation confirms that if the Trustee, acting reasonably, determines that such a material conflict of interest exists that prevents the Trustee from fulfilling its obligations hereunder or that such a conflict of interest is imminent, the Trustee shall be entitled to resign in the manner and with the effect specified in Section 11.2 provided that at no time shall the Trustee be required to take any action which would conflict with its obligations as a fiduciary under the Trust Indenture.

11.2	Replacement of Trustee

(a)	The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation two months notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a Justice of the Court of Queen’s Bench of Alberta, on such notice as such Justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Corporation or by the Court, shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this section 11.2 shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta. On any new appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it bad been originally named herein as Trustee.

(b)	Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and continuing to it such estates, properties, tights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall, on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

11.3	Duties of Trustee

(a)	In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b)	In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i)	to keep the Corporation’s Note ledgers, registers and branch registers of transfers and unissued Note certificates and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

A.	record the particulars of all transfers of Notes upon the appropriate register of transfers or branch register(s) of transfers;

B.	certify and issue Note certificates to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

C.	maintain the registers of Holders and make such entries from time to time in the registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

D.	furnish to the Corporation, but at the Corporation’s expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii)	if requested by the Corporation and upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of section 2.3 less any Canadian Taxes required by law to be withheld or deducted therefrom;

(iii)	upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv)	promptly as and when due, as required by the Corporation in writing, to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c)	All Notes shall be effectively and interchangeably transferable on the appropriate principal register of transfers or on any appropriate branch register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Notes in the appropriate register of transfers or in any one appropriate branch register of transfers shall for all purposes be a complete and valid transfer.

(d)	The Trustee may use its own judgment in the performance of its duties as trustee for the Holders, but at any time it may apply to the Board of Directors or to such Counsel as the Trustee may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such advice that may be given to it.

(e)	Subject to subsection 11.3(a) and the provisions of applicable laws, except for its acts of gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees to indemnify and save harmless the Trustee and each of its officers, employees and directors from and against all claims, demands, actions, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder; this provision will survive the termination of this Note Indenture or the resignation or removal of the Trustee.

(f)	The transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(g)	The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation the registers and branch registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

11.4	Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation’s covenants contained herein.

11.5	Evidence and Authority to Trustee

(a)	The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other provision of this Note Indenture, to be furnished by the Trustee in accordance with the terms of this section 11.5 or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b)	Such evidence shall consist of:

(i)	a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii)	in the case of a condition precedent for which compliance is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii)	in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c)	Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a Director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with subsection (b) above.

(d)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include (i) a statement by the person giving the evidence that such person has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable such person to make the statements or give the opinions contained or expressed therein and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

11.6	Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

11.7	Experts, Advisers and Agents

The Trustee may:

(a)	in relation to these presents act on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid and shall not be liable or responsible for the negligent acts or misconduct of any such solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof in accordance with section 3.4. Any solicitors employed or consulted by the Trustee as Counsel may, but need not be, solicitors for the Corporation.

11.8	Trustee May Deal in Notes

Subject to section 11.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

11.9	Investment of Monies Held by Trustee

(a)	Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of either the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Corporation.

(b)	Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust corporation authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(c)	Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this section 11.9.

11.10	Trustee Not Ordinarily Bound

Except as provided in section 6.9 and as otherwise specifically provided herein, the Trustee shall not, subject to section 11.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so by a Noteholders’ Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been indemnified and funded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

11.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of the premises nor give notice to any party of the execution thereof.

11.12	Trustee Not to be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

11.13	Trustee Not Bound to Act on Company’s Request

Except as otherwise specifically provided in this Note Indenture, the Trustee may but shall not be bound to act in accordance with any direction or request of the Corporation or until a duly authenticated copy of the instrument or Certified Resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder

(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

11.15	Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust corporation in the Province of Alberta, but if, notwithstanding the provisions of this section 11.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event, but the Trustee shall, within 90 days after ceasing to be authorized to carry on business of a trust corporation in the Province of Alberta either become so authorized or resign in the manner and with the effect specified in section 11.2.

11.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.17	Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Note Indenture shall survive the removal or resignation of the Trustee under this Article 11 and the termination of this Note Indenture.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1	Supplemental Indentures

(a)	From time to time the Trustee and, when authorized by a Certified Resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(i)	adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(ii)	making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee is of the opinion, based upon the advice of Counsel, that such provisions and modifications will not be prejudicial to the interests of the Holders;

(iii)	providing for the covenants, terms and provisions applicable to the issue of Additional Notes;

(iv)	giving effect to any Extraordinary Resolution passed as provided in Article 9; and

(v)	for any other purpose not inconsistent with the terms of this Note Indenture.

(b)	The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 13
FORM OF SERIES A NOTE

13.1	Form of Series A Note

The form for the “Series A Notes”, the certificate of the Trustee and the registration and transfer panels thereon shall be as set forth in Schedule A hereto.

ARTICLE 14
EXECUTION AND FORMAL DATE

14.1	Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

14.2	Formal Date

For the purpose of convenience this Note indenture may be referred to as bearing the formal date of November 25, 2003 irrespective of the actual date of execution hereof.

Executed and delivered by the parties.

ENTERRA ACQUISITION CORP.

Per:	(signed) “Luc Chartrand”

Authorized Signatory

Per:	(signed) “Reginald Greenslade”

Authorized Signatory

OLYMPIA TRUST COMPANY

Per:	(signed) “Randy Gregory”

Authorized Signatory

Per:	(signed) “Sangita Prasad”

Authorized Signatory

SCHEDULE A

FORM OF SERIES A NOTE

The form for the Series A Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Note-English Text)

CERTIFICATE NO. ______

ENTERRA ACQUISITION CORP.

(incorporated pursuant to the laws of Alberta)

14% UNSECURED SUBORDINATED SERIES A NOTE

$ _______________________________
(“Principal Amount”)

DUE NOVEMBER 25, 2024

Enterra Acquisition Corp. (herein referred to as the “Corporation”), for value received, hereby promises to pay to _____________________________________, on November 25, 2024, or on such earlier or later date as the principal amount hereof may become payable in accordance with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $_________________ in lawful money of Canada, at Calgary, Alberta, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date, which amounts are subordinated to all Senior Indebtedness as provided in the Note Indenture.

Interest is payable on the 15th day of each month (each an “Interest Payment Date”) during the term hereof commencing the 15th day of January, 2004 in respect of interest accrued to the first day of each such month (each an “Interest Accrual Date”) immediately preceding such Interest Payment Date, subject to deferral in accordance with the provisions of the Note Indenture.

As interest becomes due on this Note (except at maturity, when interest may be paid upon the surrender thereof for payment), the Corporation shall cause to be: (i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any Canadian Taxes required by law to be withheld or deducted therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, at the respective Interest Payment Date unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address or account appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

The Corporation may, in its discretion, elect to pay any interest, including Deferred Interest, or to pay the principal amount of this Note plus accrued and unpaid interest thereon on the Maturity Date by delivering Common Shares in accordance with the Note Indenture.

This Note is one of the Series A Notes issued under a Note Indenture (herein referred to as the “Note Indenture”) dated November 25, 2003 between the Corporation and Olympia Trust Company, as Trustee. The aggregate principal amount of Series A Notes and the aggregate principal amount of Notes that may be issued under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents. In the event of any inconsistency between the provisions of this Note and the Note Indenture, the provisions of the Note Indenture shall prevail.

The Notes are issuable as fully registered Notes in denominations of $100.00 and for amounts above such minimum only in integral multiples of $1.00. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation, but is not secured by any mortgage, hypothec, charge or pledge and is subordinate to all Senior Indebtedness. The Note Indenture contains no restrictions on the right of the Corporation to borrow or give security for any of its obligations in priority to the Notes.

The Principal Amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

IN WITNESS WHEREOF Enterra Acquisition Corp. has caused this Note to be signed by its duly authorized officers as of the ____ day of _______________, 20___.

ENTERRA ACQUISITION CORP.

Per:

Authorized Signatory

Per:

Authorized Signatory

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE’S CERTIFICATE

This Note is a Note referred to in the Note Indenture dated as of November 25, 2003 between Enterra Acquisition Corp. and Olympia Trust Company, as Trustee.

OLYMPIA TRUST COMPANY, Trustee

Per:

Authorized Signatory

Per:

Authorized Signatory

(FORM OF TRANSFER PANEL)

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

(Please print or typewrite name and address of assignee)

the within Series A Note of ENTERRA ACQUISITION CORP. and hereby irrevocably constitutes and appoints _________________________________________, Attorney to transfer the said Series A Note on the registers of the Series A Notes due November 25, 2024 of the said Company, with full power of substitution in the premises.

Date:

(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature on this Transfer Form must be guaranteed by a Schedule A major chartered bank, trust company, or a member of an acceptable Medallion Guarantee program. The guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

(Signature of Guarantor)